237 Park Avenue
New York, New York
10017.3142 USA
Tel 212.880.6000
Fax 212.682.0200

www.torys.com
April 25, 2008
Nicholas Panos, Esq.
Senior Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Dear Mr. Panos:
Re:	TLC Vision Corporation Preliminary Proxy Statement on Schedule 14A filed April 15, 2008 Soliciting Material Pursuant to Rule 14a-12 filed April 15, 2008 Your File No. 000-29302
On behalf of TLC Vision Corporation (the “Company”), we hereby submit for filing by direct electronic transmission under the Securities Exchange Act of 1934, as amended, Amendment No. 1 (“Amendment No. 1”) to the Company’s preliminary proxy statement on Schedule 14A filed on April 15, 2008. In addition, we will provide marked copies showing changes from the April 15, 2008 proxy statement for your convenience.
We are providing the following responses to the comment letter dated April 22, 2008, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which we have reproduced here for ease of reference. All page numbers in our responses refer to Amendment No. 1.
Schedule 14A
General
1. We note that the first page of the proxy statement does not state the date on which the proxy statement and form of proxy are first sent or given to security holders as required by Item 1(b) of Schedule 14A. Please revise the first page to provide the date.
The Company has added the following statement to the cover page of the proxy statement:
“This management information circular/proxy statement is first being sent or given to shareholders on or about May ___, 2008.”

2. Revise the proxy statement and form of proxy to identify them as preliminary copies. See Rule 14a-6(e)(1) of Regulation 14A.
The Company has indicated on the proxy statement and the form of proxy that they are preliminary copies.
3. Please tell us how management has reached the conclusion that they have the authority to cumulate votes at their discretion. Please tell us why management does not need to first obtain this authority from security holders by a solicitation.
The Company has revised the proxy statement and form of proxy to make it clear that management is also soliciting the right to cumulate votes at their discretion.
4. Please update, as necessary, the Appendix E information with respect to the disclosure provided in response to Item 5 of Schedule 14A.
Prior to filing its definitive proxy statement, the Company will update the disclosure in Appendix E as necessary.
5. Characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each opinion or belief exists. Also refrain from making any insupportable statements. Support for opinions or beliefs should be self-evident, disclosed in your proxy statement or provided to us on a supplemental basis. We cite the following examples of statements or assertions in your materials, which at a minimum, must be supported on a supplemental basis, or require both supplemental support and recharacterization as statements of belief or opinion:
The Company believes that the conclusions it has made in the proxy statement are supportable by the facts set forth therein. However, please see the Company’s response below with respect to the specific statements you have identified.
• “...he has nominated for director Michael Henderson, who led a Company that was responsible for the destructive price wars and controversial business practices that plagued the laser vision correction industry in the late 1990s and early 2000s.”
As support for this statement, we are submitting the following supplementary information:
•	various press reports concerning Mr. Henderson’s tenure at Lasik Vision; and

•	an excerpt from a management textbook entitled Fundamentals of Operations Management: First Canadian Edition, published by McGraw-Hill Ryerson Limited, and based upon one of the press reports referred to above.
• “Dr. Joffe’s past actions and recent proxy solicitation suggest that he will not be acting in YOUR best interests as shareholders of TLCVision”
The Company has revised the heading on page 9 to read “We Believe Dr. Joffe’s Real Goal is to Install Himself In An Executive Position and His Past Compensation Demands Have Been

Excessive.” We have further divided the disclosure under that section with a new heading, “We Are Concerned With Dr. Joffe’s Past History of Personal Investments Which Could Distract Him From our Business and Conflict with the Company’s Interests.” The Company believes that both of these conclusions are supported by the facts set forth in those two sections.
• “Dr. Joffe has exercised poor judgment in nominating Mr. Michael Henderson”
The Company has revised the heading on page 12 to read “We Do Not Believe That Mr. Henderson is a Viable and Qualified Candidate to Join Your Board of Directors.” The Company believes that this conclusion is supported by the facts set forth in the proxy statement concerning Mr. Henderson’s tenure at Lasik Vision, including its financial position when he left the Company, its subsequent bankruptcy and his litigation with Dr. Sutton, and the fact that Mr. Henderson’s Moon World Resort venture does not appear to have advanced very far in the past five years.
• “having the Joffe Group on your board would jeopardize our referral network...”
The Company has revised the heading to read “We Believe Having the Joffe Group on Your Board Could Jeopardize Our Referral Network Which Generated 48% of Our Refractive Center Procedure Volumes in 2007”. The press reports included in the supplemental materials include various descriptions of Lasik Vision’s business model and Mr. Henderson’s relationship with doctors. Mr. Henderson’s approach was fundamentally different from the approach employed by the Company throughout its history. The Company believes strongly that its referral network is very valuable and it is very concerned about the impact that the election of the Joffe Group would have on its relationship with affiliated doctors.
• “the Joffe Group has made misleading allegations”
The Company has revised the heading on page 13 to read “The Joffe Group’s Allegations Contain Inaccuracies”. The Company has set out beneath that heading certain statements which have been made by the Joffe Group over the past two months and has provided shareholders with the correct information. Based on the allegations and the actual facts set out in the section, the Company believes the statement about the Joffe Group’s allegations containing inaccuracies is correct.
• “Dr. Joffe’s nominees have little or no experience as independent directors”
The Company believes that this statement is accurate. Based on Dr. Joffe’s own filings outlining the experience of his director nominees, he has not identified any public company board on which any of his nominees has served as an independent director. The Company’s own research has also failed to identify any public company boards on which Dr. Joffe’s nominees served as independent directors. We have revised the heading, however, to read “We Believe that Dr. Joffe’s Nominees Have Little Experience as Public Company Independent Directors.”

• “Instead, Dr. Joffe’s goal appears to be to install himself as the Company’s Executive Chairman or Chief Executive Officer.”
The Company believes that this statement is accurate. We have enclosed as supplementary information a copy of the letter sent by Dr. Joffe to the Company’s Chairman on February 14, 2008, demanding that the Company’s board of directors re-engage in discussions with him to join the Company as Executive Chairman or Chief Executive Officer. The conclusion to his letter states “while I would prefer not to take this effort public, your failure to move forward will force me to take whatever actions are necessary to protect my investment and ensure a timely turnaround of TLC’s business.”
• “It appears that after five years of work, Moon World Resorts consists of little more than a website (www.moonworldresorts.com) and conceptual drawings.”
Moon World Resorts was apparently started in 2002. We were unable to locate any evidence that construction has begun on the project and its website does not announce any location. The venture has not issued a press release since August 2006. On this basis, the Company believes that the venture has not progressed in recent years. We have, however, revised the statement to read “Management has not been able to find any evidence that, after five years of work, Moon World Resorts has advanced beyond a website (www.moonworldresorts.com) and conceptual drawings.”
• “Mr. Henderson alienated optometrists by inferring that they were unethically accepting monetary payments from industry participants including TLCVision, for the sole act of referring their patients for LASIK surgery to those competitors instead of for providing their patients with pre and/or post-operative education and care.”
The Company has deleted this statement.
6. Avoid issuing statements in your proxy statement that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to us on a supplemental basis. The following statements should be revised or deleted. This list is not intended to be exhaustive:
The Company believes that the conclusions it has made in the proxy statement are supportable by the facts set forth therein. However, please see the Company’s response below with respect to the specific statements you have identified.
• “...Dr. Joffe may be more concerned with his personal interests than with the interests of shareholders.”
The Company has deleted this statement.
• “He was the most senior officer and Chairman of the board of directors of LCA, to which he owed a duty of loyalty and instead of focusing on LCA, Dr. Joffe chose to make significant personal investments in a competitor’s business.”

The Company has deleted this statement.
• “Dr. Joffe and Mr. Henderson have been associated with questionable business practices”
The Company has revised this heading to read “We Are Concerned About Certain Business Practices and Accounting Issues at Companies Run by Dr. Joffe and Mr. Henderson.” The Company believes that the facts set forth beneath this heading support management’s and the board of directors’ concerns.
• “These actions suggest that Dr. Joffe may not have been at all times 100% focused on managing the Company of which he was the most senior officer and Chairman of the board of directors and to which he owed a duty of loyalty.”
The Company has deleted this statement.
• “Both of these investments bring into question Dr. Joffe’s judgment and show a pattern of personal investments that could distract from Dr. Joffe’s duties as a director and officer. His sale of LCA stock and purchase of TLCVision shares also suggest that Dr. Joffe may not have had full confidence in his own strategy for LCA.”
The Company has deleted the second sentence of this statement. The first sentence has been revised to read “We believe that both of these investments bring into question Dr. Joffe’s judgment and show a pattern of personal investments that could distract from Dr. Joffe’s duties as a director and officer.” The Company’s belief is based on the significant personal investments in Cole National and the Company (a competitor of LCA-Vision Inc.) made by Dr. Joffe while Dr. Joffe was still a senior officer or Chairman of LCA-Vision Inc.
• “Mr. Henderson displayed poor judgment in leading the overly aggressive price slashing for laser vision correction that took place in the late 1990s and early 2000s and that led to disastrous results for the industry.”
See response to comment 5 above.
7. We refer to your statement that, “In their tenure as TLCVision directors, these nominees have positively influenced the Company’s strategy and performance and have demonstrated a commitment to creating shareholder value, as evidenced by the following...” Given that TLCVision’s stock price has been trading at relatively low levels, please delete the reference to “performance” in this statement. Also, please recharacterize this statement as one of belief or opinion.
The Company has revised this statement to read “Management believes these nominees have positively influenced the Company’s strategy during their tenure as TLCVision directors and that these nominees have demonstrated a commitment to creating shareholder value, as evidenced by the following:”.

Votes Required, page 19
8. Please note that discretionary authority cannot be used to adjourn the meeting for the purpose of soliciting additional votes. Please revise your notice and proxy card to indicate you are separately seeking authority from security holders to vote on this matter.
The Company has revised the proxy statement to remove reference to the ability to adjourn the meeting to solicit additional votes.
Election of Directors, page 20
9. Please disclose whether each of the nominees has consented to serve as a nominee and as a director of TLCVision if elected. Also, disclose, if true, that each of the nominees has consented to being named in the proxy statement. See Rule 14a-4(d).
Each of management’s nominees has consented to serve as a nominee and as a director of the Company if elected, and has consented to being named in the proxy statement. The Company has revised the proxy statement to reflect this.
Ratification of Rights Plan, page 23
10. In the interest of balanced disclosure, revise the discussion of the rights plan to also discuss the potential disadvantages, including the potential effect of insulating management from a change of control. Refer to Release No. 34-15230.
The Company added new disclosure at page 24 of the proxy statement to address this comment. The Company notes, however, that the shareholder rights plan is a Canadian-style rights plan which does not give the board of directors unfettered judgment to prevent a take-over bid from proceeding. The rights plan is designed not to prevent a bid for the Company’s common shares, but to ensure that if a bid is made, shareholders have sufficient time to consider the merits of the offer and the board of directors has an opportunity to solicit other offers to maximize shareholder value. Accordingly, if a take-over bid satisfies the definition of permitted bid in the rights plan, the rights plan will not be triggered. The primary requirement of a permitted bid is that the take-over bid must be open for a minimum of 60 days, as opposed to the statutory minimum of 35 days under Canadian securities laws and 20 business days under U.S. securities laws.
Employment Contracts, page 36
11. Please revise your disclosure to quantify the potential payments upon termination or change of control as required by Item 402(j) of Regulation S-K.
The Company has added this disclosure under the heading “Information on Executive Compensation — Potential Payments Upon Termination or Change of Control Table”.

Director Compensation, page 40
12. For each director please disclose by footnote to the director compensation table the aggregate number of stock and option awards outstanding at December 31, 2007. See the Instruction to Item 402(k)(2)(iv).
The Company has added this footnote disclosure.
Certain Relationships and Related Party Transactions, page 46
13. Please disclose your policies and procedures for review, approval, or ratification of related party transactions as required by Item 404(b) of Regulation S-K.
The Company has added this disclosure under the heading “Certain Relationships and Related Party Transactions — Review and Approval of Related Party Transactions”.
Security Ownership of Certain Beneficial Owners and Management, page 47
14. Please disclose the full name(s) of the natural person(s) having voting and/or investment powers over the securities beneficially owned by Highland Capital and Black River Asset Management.
The Company has revised the disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” to disclose that James D. Dandero has voting and/or investment powers over the securities beneficially owned by Highland Capital and Black River Asset Management is a wholly-owned subsidiary of Cargill, Incorporated.
Soliciting Material Pursuant to Rule 14a-12
15. We refer to the soliciting material filed on April 15, 2008. The materials state that “TLCVision is a New Brunswick, Canada corporation so that access to its shareholder list is primarily a matter of Canadian law.” Please note that TLCVision is also subject to Rule 14a-7 regarding the obligation of registrants to provide a list of, or mail soliciting material to, security holders. Please provide us an analysis as to whether TLCVision complied with Rule 14a-7.
The Company is aware that it is subject to Rule 14a-7 and the Company noted in the soliciting material filed on April 15, 2008 that:
“TLCVision also noted that in accordance with SEC rules, Dr. Joffe has the right to mail his definitive proxy materials to our shareholders or alternatively, at our option, Dr. Joffe can provide copies of those materials to TLCVision who will mail them to our shareholders on his behalf and at his expense.”
The Company’s prior release was issued to address Dr. Joffe’s claims that the Company had refused to comply with its obligations under the New York Business Corporation Law.

Prior to that, Dr. Joffe had not made a request pursuant to Rule 14a-7. Subsequent to that press release, Dr. Joffe sent a letter formally making a request pursuant to Rule 14a-7 and the Company has since replied in accordance with Rule 14a-7. These letters are enclosed herewith as supplementary information.
16. In future soliciting materials, please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation, such as “Dr. Joffe’s press release and comments are misleading and inflammatory.”
The statements made by the Company in the press release were not intended to impugn character, integrity or personal reputation. The Company was concerned that Dr. Joffe had not disclosed all information concerning the Company’s response to his request for access to records regarding the Company’s shareholders. The Company will avoid issuing statements in soliciting materials that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation.
*     *     *     *     *
Should you have any questions with respect to the foregoing, please do not hesitate to contact the undersigned. We are also enclosing an acknowledgement from the Company that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
/s/ Andrew J. Beck
Andrew J. Beck
Tel 212.880-6010
Fax 212-880-6056
abeck@torys.com
AJB
cc:	Sonia Barrus, Division of Corporation Finance Brian L. Andrew, Esq., TLC Vision Corporation David Chaikof, Torys LLP Thomas Yeo, Torys LLP